January 2, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FRP Holdings, Inc.

Form 10-K for the year ended December 31, 2022

File No. 001-36769

Ladies and Gentlemen:

On behalf of FRP Holdings, Inc., a Florida corporation (the “Company”), we are submitting this supplemental response to our letter dated December 7, 2023, which responds to the letter dated November 28, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K filed on March 3, 2023 (the “10-K”).

Following our discussion with the Staff, the Company will address the Commission’s comments in future filings rather than filing an amendment to the 10-K. Specifically, the Company will refrain from using the term “reserves” in future filings.

If you have any additional questions regarding any of our responses or the Amended 10-K, please do not hesitate to contact Daniel Nunn at (904) 665-3601 or daniel.nunn@nelsonmullins.com.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

cc:	John D. Baker II, Chief Executive Officer, FRP Holdings, Inc. John D. Baker III, Chief Financial Officer, FRP Holdings, Inc. John D. Klopfenstein, Chief Accounting Officer, FRP Holdings, Inc.